Filed by VISX, Incorporated

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: VISX, Incorporated

Commission File No. 001-10694

FOR IMMEDIATE RELEASE

Advanced Medical Optics, Inc. Investors: Sheree Aronson (714) 247-8290 sheree.aronson@amo-inc.com Media: Steve Chesterman (714) 247-8711 steve.chesterman@amo-inc.com	VISX, Incorporated Investors and Media: Jackie Cossmon (408) 773-7435 ir@visx.com

ADVANCED MEDICAL OPTICS AND VISX SELECT SPECIAL MEETING DATE

FOR PROPOSED MERGER

(SANTA ANA, CA and SANTA CLARA, CA), April 25, 2005 – Advanced Medical Optics, Inc. (AMO) [NYSE: AVO], and VISX, Incorporated [NYSE: EYE] announced today that they have selected May 26, 2005 as the date for their special meetings of stockholders concerning their planned merger. The companies also announced that the Securities and Exchange Commission (SEC) has declared effective their Form S-4 Registration Statement. The joint proxy statement/prospectus will be mailed to stockholders of AMO and VISX on or about April 27, 2005. Stockholders of record as of the close of business on April 14, 2005 of both companies will be entitled to vote at the special meetings. The transaction is expected to close shortly thereafter.

AMO’s annual meeting of stockholders is also scheduled for May 26, 2005 and will take place following the AMO special meeting. AMO stockholders will receive a separate proxy statement and proxy card relating to the annual meeting.

AMO announced in November 2004 its plan to acquire VISX. Under the terms of the definitive merger agreement, VISX stockholders are expected to receive 0.552 shares of AMO stock and $3.50 in cash for every share of VISX common stock they own. AMO expects the exchange of shares to be tax-free to VISX stockholders. Upon completion of the transaction, AMO stockholders are expected to own approximately 58.8 percent of the combined company and VISX stockholders are expected to own approximately 41.2 percent.

Additional Information and Where You Can Find It

AMO has filed a Registration Statement on Form S-4 with the SEC that includes a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@visx.com or via telephone at (408) 773-7600. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

AMO and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of AMO and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

VISX and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AMO and VISX in favor of the proposed transaction. Information about the directors and executive officers of VISX and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

About Advanced Medical Optics (AMO)

AMO is a global leader in the development, manufacturing and marketing of ophthalmic surgical and eye care products. The company focuses on developing a broad suite of innovative technologies and devices to address a wide range of eye disorders. Products in the ophthalmic surgical line include intraocular lenses, phacoemulsification systems, viscoelastics, microkeratomes and related products used in cataract and refractive surgery. AMO owns or has the rights to such ophthalmic surgical product brands as ReZoom™, Phacoflex®, Clariflex®, Array®, Sensar®, CeeOn®, Tecnis® and Verisyse™ intraocular lenses, Sovereign® and Sovereign® Compact™ phacoemulsification systems with WhiteStar™ technology, Amadeus™ and Amadeus™ II microkeratomes, Healon® and Vitrax® viscoelastics, and the Baerveldt® glaucoma shunt. Products in the contact lens care line include disinfecting solutions, daily cleaners, enzymatic cleaners and lens rewetting drops. Among the contact lens care product brands the company possesses are COMPLETE® Moisture PLUS™, COMPLETE® Blink-N-Clean®, Consept®F, Consept® 1 Step, Oxysept® 1 Step, UltraCare®, Ultrazyme®, Total Care® and blink™ branded products. Amadeus is a licensed product of, and a trademark of, SIS, Ltd. OptiEdge™ is a registered trademark of Ocular Sciences. AMO is based in Santa Ana, California, and employs approximately 3,000 worldwide. The company has operations in about 20 countries and markets products in approximately 60 countries. For more information, visit the company’s Web site at www.amo-inc.com.

About VISX Incorporated

VISX is a worldwide market leader in the design, manufacture, and sale of laser vision correction systems. The Company was founded in 1988 and received FDA approval for its first laser vision correction product in 1996. VISX holds over 200 patents worldwide and has licensed its technology to Alcon, Bausch & Lomb, LaserSight, Nidek, Schwind, Zeiss-Meditec, and WaveLight Technologies.

VISX recently introduced the CustomVue™ procedure, a significant advancement in laser vision correction that enables customized corrections based on a comprehensive diagnostic measurement of the optical errors in the eye. Clinical trial results show that the CustomVue™ procedure has the potential to improve vision beyond the correction possible with contacts and glasses.

In the United States alone there are 50 to 60 million eligible laser vision correction candidates who experience some form of nearsightedness, farsightedness, or astigmatism. VISX has a current effort underway to treat presbyopia, the condition that requires reading glasses with age, due to loss of accommodation for close work. Additional information on VISX can be found on the worldwide web at www.visx.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this document that refer to the timing and certainty of closing the transaction and estimated share ownership percentages and tax-free exchange status are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approval or fails to satisfy other conditions to closing, the transaction will not be consummated. The inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger could also cause actual results to differ materially. Other risk factors are set forth in AMO’s and VISX’s most recent Annual Reports on Form 10-K. AMO is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

###